

October 21, 2022

Yanlai Shi
Chief Executive Officer
RYB Education, Inc.
4/F, No. 29 Building, Fangguyuan Section 1, Fangzhuang
Fengtai District, Beijing 100078
People's Republic of China

> **Re: RYB Education, Inc.**
> **Form 20-F for Fiscal Year Ended December 31, 2021**
> **Response Dated August 23, 2022**
> **File No. 001-38203**

Dear Yanlai Shi:

We have reviewed your August 23, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 26, 2022 letter.

Response Dated August 23, 2022

Item 3. Key Information, page 3

1. We note your response to comment 7 and re-issue in part. We note your proposed cross-references to specific risks, however, please include both the risk factor title and the relevant page number, not just the risk factor title.

2. We note your response to comment 8 and re-issue in part. While you propose to disclose that you have relied on an opinion of counsel to conclude that you have the necessary approvals and permissions to operate your business, please also include the name of your mainland China counsel. In addition, while we note the proposed additional disclosure in the risk factor titled "*Our business generates and processes a large amount of data, and*

we are required to comply with PRC and other applicable laws relating to privacy and cybersecurity. The improper use or disclosure of data could have a material and adverse effect on our business and prospects" in response to comment 8, it does not appear that this risk factor is cross-referenced, or the proposed additional disclosure included, in your proposed revised disclosure to be added to the introduction of Item 3. Please revise the proposed additional disclosure to be added to Item 3 to explain the basis for your conclusions why you are not required to have a cybersecurity review by the China Securities Regulatory Commission or the Cyberspace Administration of China.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact James Giugliano at 202-551-3319 or Suying Li at 202-551-3335 if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Donald Field at 202-551-3680 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Yuting Wu